

02057629

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
SEP 16 2002
WASH. D.C.
154
SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Sinopec Shanghai Petrochemical Company Limited
(Translation of registrant's name into English)

Jinshan District, Shanghai
People's Republic of China
(Address of principal executive offices)



PROCESSED
SEP 18 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F___X___ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_______ No___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. The Company's printed Interim Report 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Dated: September 11, 2002

By: 

Name: Lu Yiping
Title: President

Exhibit Index

a. The Company's printed Interim Report 2002.

中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED







Interim Report 2002

Interim Report

The Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") are pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002.

The Directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report and confirm that there are no material omissions or false or misleading statements in this report.

REPORT OF THE BOARD OF DIRECTORS

The following financial data, where applicable, are extracted from the Group's unaudited interim financial report prepared in accordance with IAS 34 "Interim Financial Reporting".

To: All Shareholders

We hereby report the operating results of the Group for the six-month period ended 30 June 2002. For the six months ended 30 June 2002, the Group's turnover from principal operations amounted to RMB9,523.0 million (HK$8,978.9 million), a decrease of RMB237.1 million (HK$223.5 million) or 2.43% as compared to the same period last year. Profit before taxation amounted to RMB273.7 million (HK$258.0 million), representing an increase of 35.36% as compared to the same period last year. Profit after taxation and minority interests amounted to RMB208.6 million (HK$196.7 million), an increase of 30.54% as compared to the same period last year.

Management Discussion and Analysis

The global economy for the six months ended 30 June 2002 was greeted by signs of recovery following a sustained downturn. Domestically, the Chinese economy continued to grow with strong momentum underpinned by a thriving domestic market. While the petrochemical industry as a whole took a positive turn, the costs of raw materials and product prices remained volatile. As crude oil prices started to rise from a low level at the beginning of 2002, prices of petrochemical products also increased to a certain extent, although the overall price levels remained relatively lower compared to the same period last year.

In accordance with paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save as disclosed herein, the Company confirms that its current information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company's 2001 annual report.

Operating Results

Market prices of the Group's four major categories of products started to rise in March 2002, although overall price levels still remained relatively low. As compared to the same period last year, the selling prices of the major products of the Group, namely synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products, decreased respectively. Meanwhile, crude oil, a major raw material of the Group, experienced a steady price increase since the beginning of the year and currently features a relatively higher price.

Confronted with a complex external environment, the Group further enhanced the operation of production plants and equipment and the material balances, optimized its turnaround schedule and planned production to meet market demand while exercising stringent cost controls. As a result, the Group's overall performance increased to a certain extent.

The Company processed 3.3964 million tons of crude oil during the six months ended 30 June 2002, an increase of 9,400 tons as compared to the same period last year, including 171,000 tons from Daqing, 709,300 tons from Shengli, 2.1253 million tons from imports and 390,800 tons from offshore oilfields. The weighted average cost of crude oil processing was RMB1,385 per ton. During the six months ended 30 June 2002, the output of ethylene was 340,000 tons, an increase of 9.54%; output of propylene was 180,600 tons, an increase of 12.76%; output of plastics and resins was 347,700 tons, an increase of 18.24%; output of polymers was 234,000 tons, an increase of 19.22%; output of synthetic fibres was 170,400 tons, an increase of 29.86% as compared to the same period last year. While increasing output, the Group implemented timely adjustments to its marketing strategies in a bid to expand the sales of its products. The sales to output ratio during the six months ended 30 June 2002 was over 100%.

Net sales of the Group during the six months ended 30 June 2002 amounted to RMB9,247.9 million, representing a minor reduction as compared to the same period last year.

The following table indicates the Group's sales volume and net sales during the six months ended 30 June 2002:

	Six-month periods ended					
	2002 Net sales			2001 Net sales		
	Sales volume '000 tons	**RMB million**	**(%)**	Sales volume '000 tons	RMB million	(%)
Manufactured products						
Synthetic fibre	**187**	**1,638**	**17.71**	133	1,253	13.22
Resins and plastics	**487**	**2,681**	**28.99**	398	2,546	26.86
Intermediate petrochemical products	**461**	**1,326**	**14.34**	318	1,169	12.33
Petroleum products	**1,871**	**3,247**	**35.11**	2,003	4,149	43.78
Trading and other activities	**-**	**356**	**3.85**	-	361	3.81
Total	**3,006**	**9,248**	**100.00**	2,852	9,478	100.00

Net sales of synthetic fibres during the six months ended 30 June 2002 reached RMB1,637.8 million, an increase of RMB385.1 million or 30.74% as compared to the same period last year. The increase was mainly attributable to the commissioning of the upgraded acrylic plant in July 2001 and its operation at full capacity during the six months ended 30 June 2002, which resulted in an increase of 89.72% and 136.96%, respectively, in the sales volume of acrylic fibre and acrylic top. Sales volume of the Group's synthetic fibres during the six months ended 30 June 2002 increased by 40.36% to 187,060 tons as compared to the same period last year. The average selling price for synthetic fibres dropped by 6.85% to RMB8,755 per ton as compared to the same period last year.

Net sales of resins and plastics during the six months ended 30 June 2002 reached RMB2,680.9 million, an increase of RMB134.8 million or 5.30% as compared to the same period last year. Sales volume increased by 22.26% mainly due to substantial growth in the sales of polyester chips, PE films and polypropylene by 32,570 ton or 30.35%, 7,630 tons or 9.78% and 29,760 tons or 26.94%, respectively, as compared to the same period last year. The consolidated average selling price of resins and plastics dropped by 13.87% as compared to the same period last year.

Net sales of intermediate petrochemicals during the six months ended 30 June 2002 increased by RMB157.3 million or 13.46% to RMB1,326.0 million as compared to the same period last year, mainly as a result of an increase of approximately 49,720 tons in the sales of ethylene glycol as compared to the same period last year. The average selling price of the Group's intermediate petrochemical products dropped by 21.82% while sales increased by 45.13%.

Net sales of petroleum products during the six months ended 30 June 2002 decreased by RMB 902.5 million or 21.75% to RMB3,246.9 million as compared to the same period last year. The sales volume and the average selling price of the Group's petroleum products dropped by 6.60% and 16.22%, respectively as compared to the same period last year. The average selling prices for gasoline, diesel and aviation oil decreased by 21.41%, 13.95% and 20%, respectively. The sales volume of gasoline and aviation oil decreased by 11.13% and 17.88%, respectively, but the sales volume of diesel increased by 2.49%.

Net sales from trading and other products amounted to RMB356.3 million during the six months ended 30 June 2002, a decrease of 1.47% as compared to the same period last year.

Most of the products manufactured by the Group were sold in eastern China.

Cost of sales was lowered by 3.81% to RMB8,631.2 million or 93.33% of net sales during the six months ended 30 June 2002. Crude oil costs accounted for 54.50% of the cost of sales. During the six months ended 30 June 2002, the average cost of crude oil dropped by 19.89% as compared to the same period last year. With a slight increase in the volume of processed crude oil, total crude oil costs decreased by 19.85% to RMB4,704.2 million during the six months ended 30 June 2002.

Expenses for other ancillary materials increased to RMB1,589.9 million during the six months ended 30 June 2002, representing a substantial increase as compared to the same period last year, mainly attributable to the purchase of intermediate raw materials to ensure normal production by downstream units given the partial overhaul of upstream units during the six months ended 30 June 2002. Fuel costs increased to RMB295.2 million from RMB233.0 million previously, mainly reflecting increased expenses for extra purchase of external power and coal for more power and steam consumption required by the operation of new or modified units. Depreciation charge during the six months ended 30 June 2002 increased by RMB29.40 million to RMB732.8 million. Repair and maintenance costs increased by RMB55 million to RMB309.0 million.

Selling and administrative expenses increased to RMB200.4 million during the six months ended 30 June 2002 from RMB158.3 million in the same period last year.

Finance costs during the six months ended 30 June 2002 rose 60.13% to RMB173.4 million as compared to the same period last year, as approximately RMB22.60 million in general loan interest expenses incurred during the six months ended 30 June 2001 was capitalised in construction in progress, whereas for the current period only RMB4.41 million of such expenses were capitalised. The increase in financial expenses in the current period was also due to the fact that loan interests in respect of certain units in the "Phase IV" project were no longer capitalised after part of such units were assigned to commissioning.

Other operating expenses during the six months ended 30 June 2002 decreased by 44.50% to RMB58.3 million. This was primarily due to the payment of RMB77.3 million in connection with the termination of employment contracts during the six months ended 30 June 2001. During the six months ended 30 June 2002, the Group did not have such expenses.

Profit before tax increased by 35.36% to RMB273.7 million from RMB202.2 million during the six months ended 30 June 2002. During the same period, profit after tax increased by 30.54% to RMB208.6 million from RMB159.8 million. The improved profitability was mainly attributable to the significant reduction in crude oil costs.

Liquidity and Capital Resources

The following table shows how the indicators, namely, total assets, total liabilities and shareholders' equity, and cash and cash equivalents of the Group as at 30 June 2002 have changed as compared to 31 December 2001 (Unit: RMB million):

Financial indicators	**At 30 June 2002**	At 31 December 2001	% Change
Total assets	**26,391.9**	24,325.6	8.49%
Total liabilities	**12,745.9**	10,904.0	16.89%
Shareholders' equity	**13,272.4**	13,063.8	1.60%
Cash and cash equivalents	**1,584.0**	1,446.7	9.49%
Debt/Equity ratio (%) (long-term loans/(shareholders' equity + long-term loans) x 100%)	**24.46%**	20.96%	

The Group's total assets as at 30 June 2002 amounted to RMB26,391.9 million, representing an 8.49% increase as compared to the beginning of the period. Total liabilities has increased by RMB1,841.9 million as a result of additional bank loans borrowed for capital expenditure items such as the "Phase IV" project. Shareholders' equity amounted to RMB13,272.4 million, an increase of approximately 1.60% representing the amount of undistributed profit during the six months ended 30 June 2002. Cash and cash equivalents as at 30 June 2002 amounted to RMB1,584.0 million, an increase of approximately RMB137.3 million compared to the beginning of the period, representing mainly improvements in net cash inflow from operating activities.

During the six months ended 30 June 2002, net cash inflow from the Group's operating activities amounted to RMB799.2 million, an increase of RMB987.1 million as compared to the same period last year. The amount of net cash inflow during the six months ended 30 June 2002 mainly included increase in cash inflow amounting to RMB273.7 million as a result of profit before taxation realised from ordinary activities (an increase by RMB71.5 million as compared to the same period last year). Interest expenses and depreciation charges accounted for RMB179.2 million and RMB732.8 million, respectively, in the increase of net cash flow (representing increases of RMB42.8 million and RMB31.1 million, respectively as compared to the same period last year). Increase in inventory balance as at 30 June 2002 accounted for RMB358.7 million in cash flow reduction (compared to RMB20.6 million in the increase of cash inflow as a result of reductions in inventory balance at the end of the same period last year). Increase in the balance of trade debtors, bills receivable and other receivables accounted for RMB142.2 million in the decrease of cash inflow (compared to RMB692.2 million in cash inflow reductions as a result of the increase of such balance in the same period last year). Increase in the balance of trade creditors, bills payable and other creditors accounted for RMB235.5 million in the increase of cash inflow (compared to RMB228.9 million in the same period last year). Increase in amounts owed to the parent company and its subsidiaries accounted for RMB105.4 million in the increase of cash inflow (compared to a reduction of RMB477.9 million in the same period last year as a result of a decrease in such amounts). In addition, interest and tax amounts paid during the six months ended 30 June 2002 accounted for RMB277.9 million in cash inflow reductions (compared to a reduction of RMB236.4 million in the same period last year).

The total amount of the Group's borrowings as at 30 June 2002 increased by RMB1,346.6 million as compared to that of the beginning of this year to RMB8,916.3 million, including a RMB513.3 million increase in short-term loans and a RMB833.3 million increase in long-term loans. The Group's long-term loans were mainly used for capital expenditure projects. The Group usually arranged its long-term loans according to its capital expenditure plan, and in general, there were no seasonal loans. Short-term loans were used to meet cash flow requirements arising from normal production operations of the Group.

As of 30 June 2002, the Group had contingent liabilities of RMB300.3 million in respect of guarantees issued to banks in favour of its joint ventures and certain third parties and to third parties in favour of the joint ventures.

Capital expenditure

During the six months ended 30 June 2002, the Group's capital expenditure amounted to RMB1,850.0 million, mainly comprising capital expenditure items in the "Phase IV" project, which was completed and entered into operation in June 2002. The project included the new 200,000-ton polypropylene plant, the 250,000-ton polyethylene unit, the expansion of the 700,000-ton ethylene unit and the coal-fired power plant.

In the second half of the year, the Group shall continue to carry out the following capital expenditure projects, including the sulphuric crude oil upgrade project, the technology upgrade project for acrylonitrile and other technology upgrade and investment projects. The Group's planned capital expenditures can be funded from cash inflow from operating activities and bank loans available.

On 31 August 2001, the Group, China Petroleum & Chemical Corporation ("Sinopec Corp") and BP Chemicals East China Investments Limited entered into a joint venture agreement to establish a Sino-foreign equity joint venture in China. The purpose of the equity joint venture is to develop a petrochemical complex with a designed capacity of 900,000 tons of ethylene, which is to be engaged in the production and marketing of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and other by-products, the provision of related after-sales services and technical advisory service for such petrochemical products and by-products, as well as the development of polymer applications. The equity joint venture is scheduled to be completed in 2005 with a total registered capital of US$901,440,964, of which the RMB equivalent of US$180,287,952 (accounting for 20% of the total registered capital of the equity joint venture) shall be provided by the Group. As at 30 June 2002, the Group had contributed RMB224 million to the equity joint venture.

FINANCIAL REPORT PREPARED UNDER THE PEOPLE'S REPUBLIC OF CHINA("PRC") ACCOUNTING RULES AND REGULATIONS

Other than differences in classification of certain financial statements assertions and the accounting treatment of the items described in Section C of this financial report, there are no material differences between the Company's financial report prepared in accordance with PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS").

Financial data under PRC Accounting Rules and Regulations (unaudited)

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Income from principal operations	**9,523,023**	9,760,097
Profit from principal operations	**1,184,762**	1,006,140
Net profit	**203,369**	140,595
Net increase in cash and cash equivalents	**137,352**	317,124

	At 30 June 2002	At 31 December 2001
	RMB'000	RMB'000
Total assets	**26,888,590**	24,770,182
Total shareholders' equity	**13,775,864**	13,572,495

During the six months ended 30 June 2002, the Group's income from principal operations and profit from principal operations increased by RMB178.6 million and RMB62.8 million respectively. The increase was mainly attributable to the decrease in crude oil cost as compared to the same period last year, and also the increase in sales volume of products.

As at 30 June 2002, the Group's total assets increased RMB2,118.4 million as compared to the beginning of the period (1 January 2002). The increase was mainly attributable to the current assets and fixed assets which increased by RMB748.2 million and RMB1,135.9 million as compared to the same period last year, respectively. The Group's total shareholder' equity increased RMB203.4 million as compared to the beginning of the period, mainly due to the newly added undistributed profits at the beginning of the period.

The segment information of the group for the six-month period ended 30 June 2002 is as follows:

	Income from principal operations RMB'000	Cost of principal operations RMB'000
Synthetic fibres	**1,648,124**	1,544,330
Resins and plastics	**2,696,553**	2,324,428
Intermediate petrochemicals	**1,334,629**	1,062,801
Petroleum products	**3,477,123**	2,980,643
All others	**366,594**	150,941
Total	**9,523,023**	8,063,143

Work Arrangements for the Second Half of the Year

The petrochemical sector has begun a slow recovery since the second quarter, however the market outlook for the remainder of the year remains less than optimistic. Overall prices of petrochemical products remain at a relatively low level and are subject to continued volatility. Crude oil prices tend to remain on the upside although trends of movement are less than clear given numerous market uncertainties. In view of such conditions, the Group shall, in the second half of 2002, focus its efforts on:

(1) Enhance the organisation and coordination of production operations and improve the operating quality of new plants and units. While ensuring safe and stable production, the Group shall also procure the overall coordination and balancing of production operations, seeking further improvements in the quantity and quality of new operational units of "Phase IV" projects such as the 700,000-ton ethylene plant, so as to draw on the strengths of new units and increase their operating efficiency.

(2) Further refine our marketing approach, adjusting our strategies and targeted market segments, with a view to expanding the sales of our products given continued growth in production volumes.

(3) Carry on with our technological improvement endeavours and technology upgrades to enhance the Group's market competitiveness.

(4) Enhance the efficiency of funds application and reduce the Group's production costs and other expenses by reinforcing financial budgeting controls and enhancing cost management, with a view to enhancing the cost efficiency of the Group as a whole.

(5) Strengthen the Group's internal management and further improve its management information system.

CHANGE OF SHARE CAPITAL AND MAJOR SHAREHOLDERS

(1) Change of Share Capital

During the six months ended 30 June 2002, there was no change to the Company's share capital structure.

(2) Major Shareholders

1. As at the end of the reporting period, the total number of shareholders was 328,113.

2. Shareholding of major shareholders

As at 30 June 2002, the top ten shareholders of the Company were as follows:

Rank	Name	Number of Shares held at End of the Period	Percentage of Total Share Capital (%)	Type of Shares
1	China Petroleum & Chemical Corporation	4,000,000,000	55.56	Promoter legal person share
2	HKSCC Nominees Ltd.	1,853,481,401	25.74	H Share
3	Hongkong & Shanghai Banking Corporation (Nominees) Limited	354,402,000	4.92	H Share
4	Shanghai Kangli Gong Mao Company	16,730,000	0.23	Legal person share
5	Zhejiang Province Economic Construction and Investment Company	12,000,000	0.17	Legal person share
6	Hongkong & Shanghai Banking Corporation (Nominees) Limited	10,406,000	0.14	H Share
7	Hali Fund	5,807,500	0.08	A Share
8	Shanghai Textile Material Trading Company	5,500,000	0.08	Legal person share
9	Kaiyuan Fund	5,030,501	0.07	A Share
10	Jingfu Fund	4,600,000	0.06	A Share

Shares held by legal person shareholders holding 5% or more of the Company's shares were not pledged or frozen.

Directors, Supervisors and Senior Management and their Interests in Shares

As at 30 June 2002, the interests held by Directors, Supervisors and senior management in the Company were as follows: (Unit: 1 Share)

Name	Position	Number of Shares Held at the end of the period
Lu Yiping	Chairman and President	3,600
Xu Kaicheng	Vice Chairman	3,600
Rong Guangdao	Director and Vice President	3,600
Feng Jianping	Director and Vice President	3,600
Zhang Zhiliang	Director and Vice President	3,600
Jiang Baoxing	Director	3,600
Li Weichang	Director	1,000
Liu Wenlong	External Director	Nil
Zhang Baojian	External Director	Nil
Zhang Honglin	External Director	Nil
Huang Jian	External Director	Nil
Gu Chuanxun	Independent Director	Nil
Wang Yongshou	Independent Director	Nil
Wang Xingyu	Independent Director	Nil
Du Chongjun	Chairman of Supervisory Committee	1,000
Zhang Chenghua	Supervisor	Nil
Zhu Weiyan	Supervisor	Nil
Zhang Jianjun	External Supervisor	Nil
Lu Xiangyang	External Supervisor	Nil
Chen Xinyuan	Independent Supervisor	Nil
Liu Xiangdong	Independent Supervisor	Nil
Liu Xunfeng	Vice President	1,500
Wu Haijun	Vice President	1,500
Yin Jihai	Vice President	Nil
Han Zhihao	Chief Financial Officer	Nil
Zhang Jingming	Company Secretary	Nil

The above shares held by the above people are A shares of the Company and represent their personal interests. There was no change of the Company's shares held by the Company's Directors, Supervisors and Senior Management during the reporting period. Save as disclosed above, none of the Directors, Supervisors or senior management and their respective associates had any beneficial interest in or right to subscribe for any equity or debt securities of the Company or its associated corporations as at 30 June 2002.

Change of Directors, Supervisors and Senior Management

The terms of office of the third sessions of the Board of Directors and the Supervisory Committee terminated on 18 June 2002. On the same day, the Company convened the 2001 Annual General Meeting and elected Mr. Lu Yiping, Mr. Xu Kaicheng, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Jiang Baoxing, Mr. Li Weichang, Mr. Liu Wenlong, Mr. Zhang Honglin, Mr. Zhang Baojian, Mr. Huang Jian, Mr. Wang Yongshou, Mr. Gu Chuanxun and Mr. Wang Xingyu as members of the fourth session of the Board of Directors, of whom Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu were elected as Independent Directors; Mr. Du Chongjun, Ms. Zhang Jianjun, Mr. Lu Xiangyang, Mr. Chen Xinyuan and Mr. Liu Xiangdong were elected by the Company as members of the fourth session of the Supervisory Committee, among whom Mr. Chen Xinyuan and Mr. Liu Xiangdong were Independent Supervisors; Mr. Zhang Chenghua and Mr. Zhu Weiyan were elected by the staff democratically as Supervisors representing the staff and members of the fourth session of the Supervisory Committee.

The first meeting of the fourth session of the Board of Directors was convened on 18 June 2002, at which Mr. Lu Yiping was elected as Chairman and Mr. Xu Kaicheng was elected as Vice-Chairman. As nominated by the Board of Directors, Mr. Lu Yiping was appointed as President. As nominated by the President, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Liu Xunfeng, Mr. Wu Haijun and Mr. Yin Jihai were appointed as Vice-Presidents while Mr. Han Zhihao was appointed as Chief Financial Officer. As nominated by the Chairman, Mr. Zhang Jingming was appointed as Secretary to the Board of Directors.

The first meeting of the fourth Supervisory Committee was convened on 18 June 2002 at which Mr. Du Chongjun was elected as Chairman of the Supervisory Committee.

Mr. He Fei, Independent Director of the third session of the Board of Directors, ceased to be a Director of the Company. Mr. Jin Weicheng, Ms. Xia Jianying and Mr. Liu Xinghan, Supervisors of the third session of the Supervisory Committee ceased to be Supervisors of the Company.

CODE OF BEST PRACTICE

The Company has complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2002.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the six months ended 30 June 2002, no shares of the Company were purchased, sold or redeemed by the Company or its subsidiaries.

MAJOR EVENTS

(1) Corporate Governance

During the reporting period, the Company has completed the "Listed Companies Self-Assessment Report on the Establishment of a Modern Enterprise System", in strict compliance with the requirements of the relevant documents issued by the China Securities Regulatory Commission("CSRC").

In order to ensure the disclosure of information in a truthful, accurate, complete and timely manner, and in accordance with the relevant disclosure requirements in CSRC's "Guidelines for Corporate Governance of Listed Companies", the first meeting of the fourth board of directors of the Company has reviewed and approved the "Sinopec Shanghai Petrochemical Company Limited Corporate Information Disclosure Internal Control System".

The Company has taken measures to establish governance structures to improve and protect the rights and interests of the shareholders as a whole, however, there has been some discrepancy with the requirements of the "Guidelines for Corporate Governance of Listed Companies". Accordingly the Company plans to take the following steps to further improve its corporate governance structures:

1. Amend the Company's "Articles of Association" as soon as possible, with reference to the "Guidellines for Corporate Governance of Listed Companies".
2. Further regulate the relationship between the Company and its controlling shareholder.
3. Further improve and regulate the operation of the committees of the Board of Directors.
4. Actively progress and improve the performance assessment and performance-related bonus systems for Directors, Supervisors and senior management.

(2) Interim dividend for 2002

The Board of the Company does not propose to distribute any interim dividend for 2002 or to increase its share capital by transferring any amount from reserve funds.

(3) 2001 Profit Appropriation Plan

Net profit of the Company for the year ended 31 December 2001 amounted to RMB71,604,000 under PRC Accounting Rules and Regulations and RMB116,049,000 under IFRS. After two transfers, each amounting to 10% of the profit after tax, or RMB7,160,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, profit available for distribution to shareholders amounted to RMB57,284,000 (or RMB101,729,000 under IFRS). Together with RMB515,997,000 (or RMB947,997,000 under IFRS) brought forward from retained profits, profit available for distribution to shareholders was RMB573,281,000 (or RMB617,726,000 under IFRS). The Directors did not recommend the payment of final dividend to all shareholders. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal and South China Morning Post and Hong Kong Commercial Daily on 2 April 2002.

(4) Material Litigation and Arbitration

The Company was not involved in any material litigation or arbitration during the six months ended 30 June 2002.

(5) Acquisition and Sale

There was no significant acquisition and sale made by the Company during the six months ended 30 June 2002.

(6) Major Connected Transactions

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "Waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993 remain valid after the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the Waivers will be carried out between the Company and China Petroleum & Chemical Corporation and their respective associates. The Stock Exchange has confirmed that these connected transactions are covered by the Waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

(7) Trust, Sub-contract and Lease Arrangements

During the six months ended 30 June 2002, the Company did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

(8) Material Contracts

During the six months ended 30 June 2002, the Company had no material contracts for which the Company did not perform its obligations.

(9) Commitments of the Company or any shareholder with a shareholding above 5% of the total shares in issue

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or Websites any commitments with any parties.

(10) Deposits

The Company did not have any designated deposit during the six months ended 30 June 2002. As at 30 June 2002, the Company did not have any time deposit which could not be collected upon maturity.

(11) Trust Financial Management

During the six months ended 30 June 2002, no trust financial management was made by the Company.

(12) Auditors

KPMG Huazhen and KPMG were re-appointed as the Company's domestic and international auditors respectively for the year 2002, as approved at the 2001 Annual General Meeting.

(13) Tax Rates

The charge for PRC income tax applicable to the Company is currently calculated at the rate of 15% (2001: 15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2002.

(14) Extraordinary General Meeting

The Company did not hold any Extraordinary General Meeting during the six months ended 30 June 2002.

(15) Disclosure

Save as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no other major event or discloseable matter affecting the Group during the six months ended 30 June 2002 under review.

Documents for inspection

The Company's documents are in good order and ready for inspection, including:

1. Interim report with the signature of the Chairman;
2. The financial statements with signatures and chops of legal representative, chief financial officer and accounting supervisor; and
3. Originals of all the documents and relevant announcements that have been disclosed in the newspapers designated by the China Securities Regulatory Commission during the reporting period.

The above-mentioned documents are available from the Secretary's Office to the Board of Directors at the Company's headquarters.

Address:

The Secretary Office to the Board of Directors, No. 48 Jinyi Road, Jinshan District, Shanghai,PRC

Telephone:	(8621)57943143
Fax:	(8621)57940050
Web Site:	http://www.spc.com.cn
E-mail:	spc@spc.com.cn

Prepared under PRC Accounting Rules and Regulations (unaudited)

(A) Major business data for the first half of 2002

Items	RMB'000
Profit from principal operations	1,184,762
Other operating income	58,733
Operating profit	295,448
Investment income	18,454
Non-operating expenses, net	(46,355)
Net cash flow from operating activities	1,058,324
Net increase in cash and cash equivalents	137,352

(B) Financial indicators

	Six-month periods ended 30 June	
Items	**2002**	2001
Income from principal operations (RMB'000)	**9,523,023**	9,760,097
Net profit (RMB'000)	**203,369**	140,595
Net profit before non-operating income/expenses* (RMB'000)	**242,771**	215,644
Fully diluted return on net assets (%)	**1.476**	1.031
Weighted average return on net assets (%)	**1.487**	1.024
Fully diluted earnings per share (RMB)	**0.028**	0.020
Weighted average earning per share (RMB)	**0.028**	0.020
Net cash flow per share from operating activities (RMB)	**0.147**	0.002

* Net profit before non-operating income/expenses reflects net profit of RMB203,369,000 adjusted for non-operating income of RMB5,270,000 and non-operating expenses of RMB51,625,000, and an adjustment of RMB6,953,000 of reduction in taxation of the above items.

Items	At 30 June 2002	At 31 December 2001 (audited)
Total assets(RMB'000)	**26,888,590**	24,770,182
Assets/liabilities ratio(%)		
(total liabilities/total assets) × 100%	**47.38**	43.76
Shareholders' equity (RMB'000)		
(excluding minority interests)	**13,775,864**	13,572,495
Net asset value per share (RMB)	**1.913**	1.885
Adjusted net asset value per share (RMB)	**1.894**	1.867

(C) Appendix to income statement

The return on net assets and earnings per share prepared in compliance with the "Regulation on the preparation of information disclosures of companies issuing public shares, No.9" issued by China Securities Regulatory Commission are follows:

	Return on net assets				Earnings per share			
	Fully diluted		Weighted average		Fully diluted		Weighted average	
	Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June	
	2002	2001	2002	2001	2002	2001	2002	2001
Profit for the reporting periods	%	%	%	%	RMB	RMB	RMB	RMB
Profit from principal operations	8.60	7.38	8.66	7.33	0.17	0.14	0.17	0.14
Operating profit	2.15	2.04	2.16	2.03	0.04	0.04	0.04	0.04
Net profit	1.48	1.03	1.49	1.02	0.03	0.02	0.03	0.02
Net profit before non-operating income/expenses	1.76	1.58	1.78	1.57	0.03	0.03	0.03	0.03

Fully diluted return on net assets = profit for the reporting period/net assets at the end of the period x 100%

Weighted average return on net assets = profit for the reporting period/((net assets at the beginning of the period + net assets at the end of the period)/2) x 100%

Fully diluted earnings per share = profit for the reporting period/number of shares issued at the end of the period

Weighted average earnings per share = profit for the reporting period/((number of shares issued at the beginning of the period + number of shares issued at the end of the period)/2)

Note:

The above indicators were derived from the unaudited figures in the 2001 and 2002 interim reports. The weighted average number of shares in issue during the periods ended 30 June 2001 and 2002 was 7,200,000,000. The total number of shares was based on the 7,200,000,000 shares issued as at 31 December 2001 and 30 June 2002.

(D) Consolidated statement of impairment of assets

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000
(1) Total provision for bad debts	**37,346**	37,479
of which: Trade debtors	**33,407**	33,752
Other debtors	**3,939**	3,727
(2) Provision for diminution in inventories	**29,302**	23,311
(3) Provision for impairment losses of long-term investments	**4,768**	4,768

(E) Changes in the financial reporting items of the Group

(Details of reporting items with changes of 30% or more, and occupying 5% or more of net assets for the reporting periods or 10% or more of net profits reported of the Group, together with reasons for the change)

Item	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000	Change %	Reason for change
Construction in progress	**2,467,217**	4,276,591	-42.31%	Transfer of completed projects to fixed assets
Bills payable	**1,704,253**	1,298,941	31.20%	Increase in the use of bank bills to settle purchases

Item	Six-month periods ended 30 June 2002 RMB'000	2001 RMB'000	Change %	Reason for change
Non-operating expenses	**51,625**	98,404	-47.54%	Payments for employee reduction plan in 2001
Financial expenses	**177,843**	130,908	35.85%	Increase in loan balance
Net profit	**203,369**	140,595	44.65%	Increase in realized profits



Independent Review Report to the Board of Directors of Sinopec Shanghai Petrochemical Company Limited

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 22 to 33.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six-month period ended 30 June 2002.

KPMG
Certified Public Accountants
Hong Kong, China, 21 August 2002

A. Interim Financial Report prepared under International Accounting Standard IAS 34 "Interim Financial Reporting" *(see note 1)*

Consolidated Income Statement *(unaudited)*

(Amounts in thousands, except per share data)

		Six-month periods ended 30 June	
		2002	2001
	Note	**RMB**	RMB
Turnover	2	**9,523,023**	9,760,097
Less: Business taxes and surcharges		**(275,118)**	(281,610)
Net sales		**9,247,905**	9,478,487
Cost of sales		**(8,631,230)**	(8,972,992)
Gross profit		**616,675**	505,495
Selling and administrative expenses		**(200,368)**	(158,335)
Other operating income		**89,679**	87,233
Other operating expenses			
-Employee reduction expenses	3	-	(77,302)
-Others		**(58,349)**	(27,826)
Profit from operations		**447,637**	329,265
Share of losses of associates		**(498)**	(18,744)
Net financing costs		**(173,428)**	(108,303)
Profit before tax	2,4	**273,711**	202,218
Income tax expense	6	**(47,581)**	(29,557)
Profit after tax		**226,130**	172,661
Minority interests		**(17,521)**	(12,852)
Profit attributable to shareholders		**208,609**	159,809
Basic earnings per share	7	**RMB 0.029**	RMB 0.022

The notes on pages 25 to 33 form part of this unaudited interim financial report.

Consolidated Balance Sheet *(unaudited)*

(Amounts in thousands)

	Note	At 30 June 2002 RMB	At 31 December 2001 RMB (audited)
Non-current assets			
Property, plant and equipment		**14,525,539**	11,894,420
Construction in progress		**2,523,920**	4,001,169
Interests in associates		**172,492**	178,990
Lease prepayments		**543,558**	551,041
Investments		**1,551,114**	1,305,175
Goodwill		**56,035**	62,759
Deferred tax assets		**21,532**	22,456
Total non-current assets		**19,394,190**	18,016,010
Current assets			
Inventories		**3,148,015**	2,789,316
Trade debtors	8	**571,802**	523,011
Bills receivable	8	**507,912**	340,265
Deposits, other debtors and prepayments		**938,335**	1,075,482
Amounts due from parent company and fellow subsidiaries	8	**183,245**	54,320
Income tax recoverable		**-**	39,704
Deposits with banks		**64,338**	40,815
Cash and cash equivalents		**1,584,030**	1,446,678
Total current assets		**6,997,677**	6,309,591
Current liabilities			
Bank loans		**4,219,339**	4,106,041
Loans from a fellow subsidiary		**400,000**	-
Trade creditors	9	**857,262**	935,551
Bills payable	9	**1,094,008**	795,377
Other creditors		**942,686**	922,630
Amounts due to parent company and fellow subsidiaries	9	**825,729**	591,412
Income tax payable		**28,309**	281
Total current liabilities		**8,367,333**	7,351,292
Net current liabilities		**(1,369,656)**	(1,041,701)
Total assets less current liabilities		**18,024,534**	16,974,309
Non-current liabilities			
Deferred income		**81,522**	88,933
Bank loans		**4,297,003**	3,463,747
Total non-current liabilities		**4,378,525**	3,552,680
Minority interests		**373,569**	357,798
Net assets		**13,272,440**	13,063,831
Shareholders' equity			
Share capital		**7,200,000**	7,200,000
Reserves	10	**6,072,440**	5,863,831
		13,272,440	13,063,831

The notes on pages 25 to 33 form part of this unaudited interim financial report.

Condensed Consolidated Cash Flow Statement *(unaudited)*

(Amounts in thousands)

	Six-month periods ended 30 June	
	2002	2001
	RMB	RMB
Cash flows from operating activities	**799,209**	(187,917)
Cash flows from investing activities	**(2,003,698)**	(1,627,416)
Cash flows from financing activities	**1,338,408**	2,135,296
Net increase in cash and cash equivalents	**133,919**	319,963
Cash and cash equivalents at the beginning of the period	**1,446,678**	1,612,197
Effect of exchange rate fluctuations on cash held	**3,433**	(2,839)
Cash and cash equivalents at the end of the period	**1,584,030**	1,929,321

Consolidated Statement of Changes in Shareholders' Equity *(unaudited)*

(Amounts in thousands)

	Note	Share capital RMB	Share premium RMB	Reserves RMB	Retained earnings RMB	Total RMB
As at 31 December 2001, as previously reported		7,200,000	2,420,841	2,947,116	617,726	13,185,683
Adjustment to land use rights	10	-	-	(148,604)	26,752	(121,852)
As at 31 December 2001, as reclassified		7,200,000	2,420,841	2,798,512	644,478	13,063,831
Profit attributable to shareholders		-	-	-	208,609	208,609
As at 30 June 2002		7,200,000	2,420,841	2,798,512	853,087	13,272,440
As at 31 December 2000		7,200,000	2,420,841	2,932,796	947,997	13,501,634
Profit attributable to shareholders		-	-	-	159,809	159,809
Dividend	5	-	-	-	(432,000)	(432,000)
As at 30 June 2001		7,200,000	2,420,841	2,932,796	675,806	13,229,443

The notes on pages 25 to 33 form part of this unaudited interim financial report.

Notes to the Unaudited Interim Financial Report

1. Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries ("the Group") is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp").

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 21.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report do not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2001 are available from the Company's registered office. The Company's independent auditors have expressed an unqualified opinion on those financial statements in their report dated 29 March 2002.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2001 annual financial statements except that as described in Note 10 that land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the shareholders' equity as of 1 January 2002.

The 2001 annual financial statements have been prepared in accordance with International Financial Reporting Standards("IFRS") promulgated by the International Accounting Standards Board("IASB"). IFRS includes International Accounting Standards("IAS") and interpretations.

2. Segment reporting

Reportable information on the Group's operating segments is as follows:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Turnover		
Manufactured Products		
Synthetic Fibres		
External sales	**1,648,124**	1,259,249
Intersegment sales	**5,609**	1,358
Total	**1,653,733**	1,260,607
Resins and Plastics		
External sales	**2,696,553**	2,558,697
Intersegment sales	**11,519**	11,077
Total	**2,708,072**	2,569,774
Intermediate Petrochemicals		
External sales	**1,334,629**	1,177,029
Intersegment sales	**2,462,505**	2,364,579
Total	**3,797,134**	3,541,608
Petroleum Products		
External sales	**3,477,123**	4,393,875
Intersegment sales	**297,615**	281,095
Total	**3,774,738**	4,674,970
All Others		
External sales	**366,594**	371,247
Intersegment sales	**1,485,347**	606,911
Total	**1,851,941**	978,158
Eliminations of intersegment sales	**(4,262,595)**	(3,265,020)
Consolidated turnover	**9,523,023**	9,760,097

External sales include sales to other Sinopec Corp group companies.

2. Segment reporting *(continued)*

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Profit before tax		
Profit / (Loss) from operations		
Synthetic Fibres	35,384	(8,597)
Resins and Plastics	134,694	141,779
Intermediate Petrochemicals	99,369	81,028
Petroleum Products	100,710	50,131
All Others	77,480	64,924
Consolidated profit from operations	447,637	329,265
Share of losses of associates		
All Others	(498)	(18,744)
Consolidated share of losses of associates	(498)	(18,744)
Net financing costs	(173,428)	(108,303)
Consolidated profit before tax	273,711	202,218

3. **Employee reduction expenses**

In accordance with the Sinopec Corp employee reduction plan, the Group recorded employee reduction expenses of RMB Nil (period ended 30 June 2001: RMB 77,302,000) during the six-month period ended 30 June 2002 .

4. Profit before tax

Profit before tax is arrived at after charging / (crediting):

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Interest on bank loans and advances	**264,029**	200,977
Less: Amount capitalised as construction in progress	**(84,877)**	(64,651)
Interest expenses, net	**179,152**	136,326
Cost of inventories	**8,631,230**	8,972,992
Depreciation and amortisation	**732,776**	703,418
Amortisation of goodwill	**6,724**	6,724
Amortisation of deferred income	**(7,411)**	(7,411)
Loss on disposal of property, plant and equipment	**44,364**	4,640

5. Dividends

For the year ended 31 December 2001, pursuant to a resolution passed at the Directors' meeting held on 29 March 2002, a final dividend of RMB Nil (2000: RMB0.06 per share totalling RMB 432,000,000) was proposed for the year ended 31 December 2001.

Dividend attributable to the previous year and approved during the period

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Dividend	**-**	432,000

Interim dividend

The Directors do not recommend the payment of an interim dividend for the period (2001: Nil).

6. Income tax expense

Income tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Provision for PRC income tax for the period	**46,657**	26,166
Deferred tax - origination of temporary differences	**924**	3,391
	47,581	29,557

The charge for PRC income tax is calculated at the rate of 15% (2001:15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes.

7. Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB 208,609,000 (period ended 30 June 2001: RMB 159,809,000) and 7,200,000,000 (period ended 30 June 2001: 7,200,000,000) shares in issue during the period.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

8. Trade accounts receivables

	At 30 June	At 31 December
	2002	2001
	RMB'000	RMB'000
		(audited)
Trade debtors	**605,209**	556,763
Less: Allowance for doubtful debts	**(33,407)**	(33,752)
	571,802	523,011
Bills receivable	**507,912**	340,265
Amounts due from parent company and fellow subsidiaries - trade	**183,245**	54,320
	1,262,959	917,596

8. Trade accounts receivables *(continued)*

The ageing analysis of trade accounts receivables (net of allowance for doubtful debts) is as follows:

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Invoice date:		
Within one year	**1,167,428**	856,564
Between one and two years	**47,967**	30,595
Between two and three years	**22,950**	13,114
Over three years	**24,614**	17,323
	1,262,959	917,596

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9. Trade accounts payable

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Trade creditors	**857,262**	935,551
Bills payable	**1,094,008**	795,377
Amounts due to parent company and fellow subsidiaries	**825,729**	591,412
	2,776,999	2,322,340

The ageing analysis of trade accounts payable is as follows:

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Due within 1 month or on demand	**1,839,084**	1,959,114
Due after 1 month and within 3 months	**937,915**	363,226
	2,776,999	2,322,340

10. Reserve movement

Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders' equity. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change. As such, certain comparative figures have been reclassified to conform with the current period's presentation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (2001:Nil).

11. Related party transactions

(a) Most of the transactions undertaken by the Group during the period ended 30 June 2002 have been effected with such counterparties and on such terms as determined by Sinopec Corp, the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the six-month period ended 30 June 2002, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Purchases of crude oil	**4,978,349**	5,808,928

11. Related party transactions *(continued)*

(b) Other transactions between the Group and other related parties during the six-month period ended 30 June 2002 were as follows:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Sales	3,233,273	3,988,636
Purchases other than crude oil	209,884	-
Repairing charges	117,456	48,330
Insurance premiums paid	35,935	38,119
Net withdrawal from deposits with related parties	137,431	337,037
Interest received and receivable	268	4,045
Net loans obtained from related parties	400,000	-
Interest paid and payable	2,159	-
Transportation fees	4,039	2,000
Construction and installation fees	377,149	351,912

(c) Time deposits with related parties

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Time deposits	66,744	204,175

(d) Loans with related parties

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Short-term loans	400,000	-

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

12. Capital commitments

The Group had capital commitments outstanding as at 30 June 2002 and 31 December 2001 not provided for in the financial report as follows :

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Property, plant and equipment		
Contracted but not provided for	**3,260,750**	4,631,866
Authorised by the Board but not contracted for	**893,261**	1,122,193
	4,154,011	5,754,059
Investment		
Contracted but not provided for	**1,300,328**	1,477,946
	5,454,339	7,232,005

13. Contingent liabilities

Contingent liabilities of the Group are as follows:

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Guarantees issued to banks in favour of:		
- associates	**236,830**	315,830
- joint ventures	**63,491**	119,766
	300,321	435,596

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Company's respective interest in these entities.

B. Interim Financial Report prepared under PRC Accounting Rules and Regulations

Balance Sheets *(unaudited)*

	Note	The Group At 30 June 2002 RMB'000	The Group At 31 December 2001 RMB'000 (audited)	The Company At 30 June 2002 RMB'000	The Company At 31 December 2001 RMB'000 (audited)
Assets					
Current assets					
Cash at bank and in hand	4	1,648,368	1,487,493	1,156,444	1,008,364
Bills receivable	5	519,181	351,376	471,334	287,791
Interest receivable		84	308	-	222
Trade debtors	6	724,046	566,220	532,738	521,566
Other debtors	7	746,603	906,787	829,126	666,200
Advance payments	8	222,855	163,836	150,563	112,675
Inventories	9	3,116,271	2,753,210	2,743,635	2,257,065
Total current assets		6,977,408	6,229,230	5,883,840	4,853,883
Long-term investments					
Long-term equity investments	10	1,761,465	1,527,096	2,833,340	2,529,214
Fixed assets					
Fixed assets at cost	11	27,930,565	24,364,455	24,863,495	21,367,093
Less: Accumulated depreciation	11	(12,288,605)	(11,672,092)	(11,163,388)	(10,647,225)
Fixed assets net book value	11	15,641,960	12,692,363	13,700,107	10,719,868
Construction materials	12	31,744	36,106	31,744	36,106
Construction in progress	13	2,467,217	4,276,591	2,323,665	4,238,739
Total fixed assets		18,140,921	17,005,060	16,055,516	14,994,713
Deferred tax assets	14(c)	8,796	8,796	8,796	8,796
Total assets		26,888,590	24,770,182	24,781,492	22,386,606

The notes on pages 40 to 80 form part of this unaudited financial report.

Balance Sheets *(unaudited)(continued)*

	Note	The Group At 30 June 2002 RMB'000	The Group At 31 December 2001 RMB'000 (audited)	The Company At 30 June 2002 RMB'000	The Company At 31 December 2001 RMB'000 (audited)
Liabilities and shareholders' equity					
Current liabilities					
Short-term loans	15	**3,540,419**	3,029,500	**3,394,919**	2,643,000
Bills payable	16	**1,704,253**	1,298,941	**1,697,541**	1,298,785
Trade creditors	16	**817,260**	760,703	**680,305**	594,351
Receipts in advance	16	**178,172**	176,492	**99,573**	89,309
Wages payable		**42,259**	38,926	**20,638**	20,638
Staff welfare payable		**82,556**	78,479	**41,615**	41,417
Taxes payable	14(b)	**105,310**	89,779	**82,318**	86,319
Other creditors		**6,159**	7,052	**3,210**	5,346
Other payables	16	**788,991**	743,516	**583,400**	549,513
Accrued expenses	17	**34,509**	7,108	**10,555**	2,954
Current portion of long-term liabilities	18	**1,078,920**	1,076,541	**683,261**	731,502
Total current liabilities		**8,378,808**	7,307,037	**7,297,335**	6,063,134
Long-term liabilities					
Long-term loans	18	**4,297,003**	3,463,747	**3,708,293**	2,750,977
Other long-term liabilities	19	**63,346**	69,105	**-**	-
Total long-term liabilities		**4,360,349**	3,532,852	**3,708,293**	2,750,977
Total liabilities		**12,739,157**	10,839,889	**11,005,628**	8,814,111
Minority interests		**373,569**	357,798	**-**	-
Shareholders' equity					
Share capital	20	**7,200,000**	7,200,000	**7,200,000**	7,200,000
Capital reserves	21	**2,856,278**	2,856,278	**2,856,278**	2,856,278
Surplus reserves	22	**2,942,936**	2,942,936	**2,942,936**	2,942,936
of which:					
Statutory public welfare fund		**749,122**	749,122	**749,122**	749,122
Undistributed profits		**776,650**	573,281	**776,650**	573,281
Total shareholders' equity		**13,775,864**	13,572,495	**13,775,864**	13,572,495
Total liabilities and shareholders' equity		**26,888,590**	24,770,182	**24,781,492**	22,386,606

The notes on pages 40 to 80 form part of this unaudited financial report.

Income Statements and Profit Appropriation Statements *(unaudited)*

		Six-month periods ended 30 June			
		The Group		The Company	
		2002	2001	2002	2001
	Note	RMB'000	RMB'000	RMB'000	RMB'000
Income from principal operations	23	**9,523,023**	9,760,097	**8,613,295**	9,019,602
Less: Cost of sales		**(8,063,143)**	(8,472,347)	**(7,388,049)**	(7,935,934)
Business taxes and surcharges	24	**(275,118)**	(281,610)	**(262,893)**	(271,533)
Profit from principal operations		**1,184,762**	1,006,140	**962,353**	812,135
Add: Profit from other operations		**58,733**	61,823	**34,438**	53,723
Less: Selling expenses		**(200,368)**	(158,335)	**(141,836)**	(117,879)
Administrative expenses		**(569,836)**	(500,645)	**(477,011)**	(396,163)
Financial expenses	25	**(177,843)**	(130,908)	**(150,098)**	(111,929)
Income from operation		**295,448**	278,075	**227,846**	239,887
Add: Investment income / (losses)	26	**18,454**	(10,169)	**55,486**	19,435
Non-operating income		**5,270**	10,111	**1,161**	746
Less: Non-operating expenses	27	**(51,625)**	(98,404)	**(49,675)**	(98,095)
Total profit		**267,547**	179,613	**234,818**	161,973
Less: Income tax	14(a)	**(46,657)**	(26,166)	**(31,449)**	(21,378)
Profit after taxation		**220,890**	153,447	**203,369**	140,595
Minority interests		**(17,521)**	(12,852)	**-**	
Net profit		**203,369**	140,595	**203,369**	140,595
Add: Undistributed profits at the beginning of the period as previously reported		**573,281**	832,144	**573,281**	832,144
Less: Write-off of Housing Revolving Fund		**-**	(316,147)	**-**	(316,147)
Undistributed profits at the beginning of the period *(as restated)*		**573,281**	515,997	**573,281**	515,997
Distributable profits to shareholders		**776,650**	656,592	**776,650**	656,592

The notes on pages 40 to 80 form part of this unaudited financial report.

Cash Flow Statements *(unaudited)*

	Note	Six-month period ended 30 June 2002	
		The Group	The Company
		RMB'000	RMB'000
Cash flows from operating activities:			
Cash received from sale of goods and rendering of services		9,252,995	8,256,084
Refund of taxes and levies		1,831,160	1,413,375
Other cash received relating to operating activities		2,324	1,370
Sub-total of cash inflows		11,086,479	9,670,829
Cash paid for goods and services		(7,251,361)	(6,974,286)
Cash paid to and on behalf of employees		(662,987)	(436,735)
Taxes paid		(2,100,954)	(1,701,432)
Other cash paid relating to operating activities		(12,853)	(9,183)
Sub-total of cash outflows		(10,028,155)	(9,121,636)
Net cash flows from operating activities	(a)	1,058,324	549,193
Cash flows from investing activities:			
Cash received from disposal of investments		64,010	20,815
Cash received from investment income		30,024	11,368
Cash received from disposal of fixed assets and other long-term assets		9,325	9,062
Other cash received relating to investing activities		11,690	7,702
Sub-total of cash inflows		115,049	48,947
Cash paid for acquisition of fixed assets and other long-term assets		(1,847,975)	(1,664,956)
Cash paid for purchase of investments		(206,434)	(197,308)
Other cash paid relating to investing activities		(64,338)	(36,338)
Sub-total of cash outflows		(2,118,747)	(1,898,602)
Net cash flows from investing activities		(2,003,698)	(1,849,655)

The notes on pages 40 to 80 form part of this unaudited financial report.

	Note	Six-month period ended 30 June 2002	
		The Group	The Company
		RMB'000	RMB'000
Cash flows from financing activities:			
Proceeds from borrowings		4,606,740	4,415,740
Sub-total of cash inflows		4,606,740	4,415,740
Repayment of borrowings		(3,266,582)	(2,754,711)
Cash paid for dividends, profit distribution and interest		(260,865)	(231,443)
Sub-total of cash outflows		(3,527,447)	(2,986,154)
Net cash flows from financing activities		1,079,293	1,429,586
Effect of foreign exchange rate changes		3,433	3,433
Net increase in cash and cash equivalents	(b)	137,352	132,557

Notes to the Cash Flow Statements

(a) Reconciliation of net profit to cash flows from operating activities

	Six-month period ended 30 June 2002	
	The Group RMB'000	The Company RMB'000
Net profit	203,369	203,369
Minority interests	17,521	-
Depreciation	734,525	625,933
Loss on disposal of fixed assets and other long-term assets	44,364	42,912
Financial expenses	172,101	151,355
Investment income	(18,454)	(55,486)
Increase in inventories	(363,061)	(486,570)
Increase in operating receivables	(287,166)	(458,229)
Increase in operating payables	555,125	525,909
Net cash flows from operating activities	1,058,324	549,193

(b) Net increase in cash and cash equivalents

	Six-month period ended 30 June 2002	
	The Group RMB'000	The Company RMB'000
Cash at the end of the period	1,548,717	1,084,793
Less: Cash at the beginning of the period	(1,414,567)	(955,438)
Add: Cash equivalents at the end of the period	35,313	35,313
Less: Cash equivalents at the beginning of the period	(32,111)	(32,111)
Net increase in cash and cash equivalents	137,352	132,557

1. Background of the Company

Sinopec Shanghai Petrochemical Company Limited ("the Company"), formerly Shanghai Petrochemical Company Limited, was established in the People's Republic of China ("the PRC") on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex ("SPC"), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation ("CPC").

CPC finished its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation ("Sinopec Corp") was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company's stated owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

The Company is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Details of the Company's principal subsidiaries are set out in Note 10(e) entitled "Long-term equity investment ".

2. Significant accounting policies

The significant accounting policies adopted in the preparation of the financial report are by reference to the "Accounting Standards for Business Enterprises", and "Accounting Regulations for Business Enterprises"

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group prepared the consolidated financial report according to Cai Kuai Zi [1995] No.11"Temporary regulations on consolidated financial statements" issued by the MOF.

2. **Significant accounting policies** *(continued)*

(b) **Basis of consolidation** *(continued)*

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases.The effect of minority interests on equity and profit / loss attributable to minority interests are separately shown in the consolidated financial report.

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial report, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

The Company's costs of investments in equity-holding subsidiaries and its share of their net asset values on acquisition are eliminated on consolidation. The equity investment differences arising from such elimination are debited or credited, as appropriate, to "equity investment differences" under long-term equity investments and are amortised on a straight-line basis over the specified period.

(c) **Basis of accounting and principle of valuation**

The Group's financial report are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

(d) **Translation of foreign currencies**

The Group's accounting records are maintained in Renminbi. Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at rates quoted by the People's Bank of China at the balance sheet date. Foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets to the extent that they are regarded as an adjustment to interest costs are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

2. Significant accounting policies *(continued)*

(e) Cash equivalents

Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

(f) Provision for bad debt

Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivables showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivables showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

(g) Inventories

Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the wirte-down or loss occurs.

Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

2. Significant accounting policies *(continued)*

(h) **Long-term equity investments**

The Group's investments in the associates and the Company's investments in subsidiaries, associates and the related investment income are accounted for in the long-term equity investment using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its voting power and exercises significant influence in its management.

Long-term investments in entities in which the Group does not hold more than 20% of their voting power or those in which the Group holds more than 20% of their voting power but does not exercise significant influence in their management are stated at cost less provision for impairment losses. Provision for impairment losses is made when there is a permanent diminution in the value of investment. Investment income is recognised when an investee company declares cash dividend or distributes profit.

(i) **Fixed assets and construction in progress**

Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

All direct and indirect costs related to the purchase or construction of fixed assets, including interest charges and foreign exchange gains or losses on related borrowings during the construction period, are capitalised as construction in progress.

Construction in progress is transferred to fixed assets when the asset is substantially completed and ready for its intended use.

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

2. Significant accounting policies *(continued)*

(i) Fixed assets and construction in progress *(continued)*

The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

	Useful life	Residual value	Depreciation rate
Land and buildings	15 to 35 years	3%-5%	2.1%-6.7%
Plant, machinery, equipment and others	5 to 14 years	3%	5.4%-24.3%

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j) Taxations

The principal taxes and the related rates are as follows:

(i) Income tax

Income tax is provided using the tax-effect accounting method. Income tax on the profit or loss for the period comprises current tax and deferred tax.

Current tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

2. **Significant accounting policies** *(continued)*

(j) **Taxations** *(continued)*

(i) Income tax (continued)

In accordance with the approval document dated 10 June 1993 issued by the State Administration for Taxation of the PRC, the income tax rate applicable to the Company is 15%, effective from the date of establishment of the Company. The subsidiaries are subject to income tax pursuant to the relevant PRC tax regulations.

Name of subsidiaries	Applicable tax rate	Reasons for granting concession
Shanghai Jindong Petrochemical Industrial Company Limited	15%	Preferential tax rate at Pudong new District
Shanghai Golden-Phillips Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district
Shanghai Jinhua Industrial Company Limited	15%	Preferential tax rate at Pudong new District
Shanghai Golden Way Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2. **Significant accounting policies** *(continued)*

(j) **Taxations** *(continued)*

(ii) Value-added tax ("VAT")

The rate of VAT applicable to the Group is 17%.

(iii) Consumption tax

Pursuant to the relevant PRC tax regulations, the Group's sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.60 per tonne and RMB 117.60 per tonne respectively.

(k) **Impairment loss**

The carrying amounts of the Group's long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

The Group assesses at each balance sheet date whether there is any indication that impairment reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is recognised as income in the income statement.

(l) **Deferred income**

Deferred income is amortised to the income statement on a straight line basis over 10 years.

(m) **Revenue recognition**

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the derivation of associated costs or the possible return of goods.

Revenue from the rendering of services is recognised upon performance of the services.

Interest income from bank deposits is accrued on a time-apportioned basis on the outstanding principal and at the applicable rate.

2. Significant accounting policies *(continued)*

(n) Repairs and maintenance expenses

Repairs and maintenance expenses are charged to the income statement as and when they are incurred.

(o) Research and development costs

Research and development costs are charged to the income statement as and when they are incurred.

(p) Borrowing costs

Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(q) Retirement scheme costs

The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 31.

(r) Profit distribution

Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

(s) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

3. Scope of Consolidation

During the reporting period, there has been no change in the scope of consolidation.

4. Cash at bank and in hand

Cash at bank and in hand as at 30 June 2002 is analysed as follows:

	The Group			
	30 June 2002 Exchange rate	Original currency '000	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Cash in hand				
Renminbi			**451**	306
Cash at bank				
Renminbi			**1,480,430**	1,187,825
Hong Kong Dollars	1.0606	33,590	**35,627**	20,186
United States Dollars	8.2771	4,117	**34,071**	44,485
Swiss Francs	5.5622	129	**719**	639
Japanese Yen	0.0689	10	**1**	959
Euro	8.1761	3,709	**30,325**	28,918
Cash at bank and in hand			**1,581,624**	1,283,318
Deposits at related party (Note 28(f))				
Renminbi			**66,744**	204,175
			1,648,368	1,487,493

	The Company			
	30 June 2002 Exchange rate	Original currency '000	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Cash in hand				
Renminbi			**230**	184
Cash at bank				
Renminbi			**1,014,231**	711,682
Hong Kong Dollars	1.0606	33,590	**35,627**	20,186
United States Dollars	8.2771	1,855	**15,355**	42,002
Swiss Francs	5.5622	129	**719**	639
Japanese Yen	0.0689	10	**1**	959
Euro	8.1761	3,709	**30,325**	28,918
Cash at bank and in hand			**1,096,488**	804,570
Deposits at related party (Note 28(f))				
Renminbi			**59,956**	203,794
			1,156,444	1,008,364

5. Bills receivable

Bills receivable are commercial and bank bills due in six months. As at 30 June 2002, there are no significant bills receivable at discount or pledged.

Except for the balances disclosed in Note 28(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of bills receivable.

6. Trade debtors

The Group

	At 30 June 2002				At 31 December 2001			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000 (audited)	Proportion % (audited)	Bad debt provision RMB'000 (audited)	Provision proportion % (audited)
Within 1 year	630,229	83.20	1,714	0.27	506,319	84.39	1,131	0.22
Between 1 and 2 years	48,552	6.41	585	1.20	31,759	5.29	1,164	3.67
Between 2 and 3 years	29,283	3.87	6,333	21.63	19,294	3.22	6,180	32.03
Over 3 years	49,389	6.52	24,775	50.16	42,600	7.10	25,277	59.34
	757,453	100.00	33,407	4.41	599,972	100.00	33,752	5.63
Trade debtors,net	724,046				566,220			

The Company

	At 30 June 2002				At 31 December 2001			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000 (audited)	Proportion % (audited)	Bad debt provision RMB'000 (audited)	Provision proportion % (audited)
Within 1 year	479,592	85.71	1,097	0.23	454,953	82.96	1,097	0.24
Between 1 and 2 years	30,302	5.42	1,107	3.65	23,293	4.25	1,107	4.75
Between 2 and 3 years	22,699	4.05	1,336	5.89	37,656	6.87	1,336	3.55
Over 3 years	26,970	4.82	23,285	86.34	32,489	5.92	23,285	71.67
	559,563	100.00	26,825	4.79	548,391	100.00	26,825	4.89
Trade debtors,net	532,738				521,566			

6. Trade debtors *(continued)*

The five largest trade debtors at 30 June 2002 are shown below:

Name of entity	Reason for outstanding	Amount RMB'000	% of total trade debtors
Sinopec Huadong Sales Company	Not due for repayment	104,897	13.85
China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch	Not due for repayment	15,367	2.03
Zhejiang Chaotong Science and Technology Company Limited	Not due for repayment	8,944	1.18
Jixiong(Zhangjiagang) Synthetic Fibre Company Limited	Not due for repayment	8,595	1.13
Jiangyin City Changshou Filter Tip Materials Company Limited	Not due for repayment	7,385	0.97

Except for balances disclosed in Note 28(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of trade debtors.

7. Other debtors

	The Group							
	At 30 June 2002				At 31 December 2001			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000 (audited)	Proportion % (audited)	Bad debt provision RMB'000 (audited)	Provision proportion % (audited)
Within 1 year	460,851	61.40	-	-	651,167	71.52	-	-
Between 1 and 2 years	98,762	13.16	-	-	72,053	7.91	-	-
Between 2 and 3 years	72,351	9.64	16	0.02	68,235	7.49	16	0.02
Over 3 years	118,578	15.80	3,923	3.31	119,059	13.08	3,711	3.12
	750,542	100.00	3,939	0.52	910,514	100.00	3,727	0.41
Other debtors,net	746,603				906,787			

7. Other debtors *(continued)*

The Company

	At 30 June 2002				At 31 December 2001			
	Amount RMB'000	Proportion %	Bad debt provision RMB'000	Provision proportion %	Amount RMB'000 (audited)	Proportion % (audited)	Bad debt provision RMB'000 (audited)	Provision proportion % (audited)
Within 1 year	588,598	70.89	-	-	444,629	66.62	-	-
Between 1 and 2 years	78,373	9.44	-	-	71,609	10.73	-	-
Between 2 and 3 years	44,517	5.36	-	-	43,961	6.59	-	-
Over 3 years	118,838	14.31	1,200	1.01	107,201	16.06	1,200	1.12
	830,326	100.00	1,200	0.14	667,400	100.00	1,200	0.18
Other debtors,net	829,126				666,200			

The five largest other debtors at 30 June 2002 are shown below:

Name of entity	Reason for outstanding	Amount RMB'000	% of total other debtors
Zhejiang Zhongzhe Real Estate Company	Expenses paid on behalf	82,975	11.06
Wanguo Real Estate Company	Deposits for purchase of property	47,326	6.31
Jiangpan Renjia Real Estate Company	Expenses paid on behalf	37,200	4.96
Zhejiang Jinzhe Jiulong Petrochemical Company	Expenses paid on behalf	28,403	3.78
Shanghai Jinshan Construction Company	Prepayment for construction	20,143	2.68

There is no amount due from major shareholders who held more than 5% shareholding included in the balance of other debtors.

8. Advance payments

All advance payments are within one year.

Except for the balances disclosed in Note 28(e), there is no amount due from major shareholders who held more than 5% shareholding included in the balance of advance payments.

9. Inventories

	The Group				The Company			
	At 30 June 2002		At 31 December 2001		At 30 June 2002		At 31 December 2001	
	Amount RMB'000	Provision for diminution in inventories RMB'000	Amount RMB'000 (audited)	Provision for diminution in inventories RMB'000 (audited)	Amount RMB'000	Provision for diminution in inventories RMB'000	Amount RMB'000 (audited)	Provision for diminution in inventories RMB'000 (audited)
Raw materials	1,032,356	-	753,083	-	987,892	-	634,571	-
Work in progress	997,557	-	890,518	-	876,081	-	794,553	-
Finished goods	555,333	12,955	581,197	8,612	382,245	7,735	326,686	2,072
Spare parts and consumables	560,327	16,347	551,723	14,699	521,499	16,347	515,805	12,478
Total	3,145,573	29,302	2,776,521	23,311	2,767,717	24,082	2,271,615	14,550
Inventories, net	3,116,271		2,753,210		2,743,635		2,257,065	

Provision for diminution in inventories is analysed as follows:

	The Group				The Company			
	At 30 June 2002		At 31 December 2001		At 30 June 2002		At 31 December 2001	
	Finished goods RMB'000	Spare parts and consumables RMB'000	Finished goods RMB'000 (audited)	Spare parts and consumables RMB'000 (audited)	Finished goods RMB'000	Spare parts and consumables RMB'000	Finished goods RMB'000 (audited)	Spare parts and consumables RMB'000 (audited)
At 1 January	8,612	14,699	1,637	18,080	2,072	12,478	1,637	14,509
Additions	6,603	3,869	6,975	-	6,603	3,869	435	-
Provision								
-written back	(2,070)	-	-	-	(940)	-	-	-
-written off	(190)	(2,221)	-	(3,381)	-	-	-	(2,031)
At 30 June / 31 December	12,955	16,347	8,612	14,699	7,735	16,347	2,072	12,478

10. Long-term equity investments

The Group

	Interests in associates (Note(a)) RMB'000	Equity investment differences (Note(b)) RMB'000	Interests in joint ventures (Note(c)) RMB'000	Interests in non-consolidated subsidiaries (Note(d)) RMB'000	Other unlisted investments RMB'000	Provision for impairment losses (Note(f)) RMB'000	Total RMB'000
Balance at 1 January 2002	178,990	42,931	765,023	209,072	335,848	(4,768)	1,527,096
Additions for the period	-	-	178,260	68,554	22,320	-	269,134
Share of profits less losses from investments accounted for under the equity method	(498)	-	-	-	-	-	(498)
Dividends received	(6,000)	-	-	-	-	-	(6,000)
Disposals for the period	-	-	(10,242)	(11,426)	(1,527)	-	(23,195)
Amortisation for the period	-	(5,072)	-	-	-	-	(5,072)
Balance at 30 June 2002	172,492	37,859	933,041	266,200	356,641	(4,768)	1,761,465

The Company

	Interests in associates (Note(a)) RMB'000	Equity investment differences (Note(b)) RMB'000	Interests in joint ventures (Note(c)) RMB'000	Interests in consolidated subsidiaries (Note(e)) RMB'000	Other unlisted investments RMB'000	Total RMB'000
Balance at 1 January 2002	86,947	42,931	626,214	1,609,098	164,024	2,529,214
Additions for the period	-	-	177,618	82,390	-	260,008
Share of profits less losses from investments accounted for under the equity method	(10,255)	-	-	59,445	-	49,190
Amortisation for the period	-	(5,072)	-	-	-	(5,072)
Balance at 30 June 2002	76,692	37,859	803,832	1,750,933	164,024	2,833,340

10. Long-term equity investments *(continued)*

(a) The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 30 June 2002 are as follows:

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Golden Conti Petrochemical Company Limited	US$35,640	48	-	Trading in petrochemical products
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$14,695	40	-	Production of resins products
Shanghai Jinpu Plastics Packaging Material Company Limited	US$11,988	-	50	Production of polypropylene film
Zhejiang Jinzhe Jiulong Petrochemical Company	RMB15,000	-	50	Trading in petrochemical products
Shanghai YaNan Electrical Appliances Company	RMB5,420	-	44	Trading of electrical appliances
SPC XinLian Entertainment Company	RMB11,000	-	36	Catering services
XinLian Special Sealings Company	RMB5,000	-	33	Production of special sealing material

10. Long-term equity investments *(continued)*

(b) The difference between the Company's cost of investments in subsidiaries, and its share of their net asset values was treated as an "equity investment difference". The "equity investment difference" is amortised on a straight-line basis over 10 years. The remaining period of amortisation is 4 to 6 years.

(c) The Group's interests in joint ventures include an investment of RMB580,000,000 representing a 38.26% equity interest in Shanghai Chemical Industry Park Development Company Limited ("SCIP"), and an investment of RMB223,832,000 representing a 20% equity interest in Shanghai Secco Petrochemical Company Limited ("Secco"), both companies incorporated in the PRC. The principal activity of SCIP is the planning, development and to operate the Chemical Industry Park in Shanghai, PRC. The interest in SCIP is not equity accounted for as it is in the initial stage of constructing the Chemical Industry Park and has not commenced operation. At 30 June 2002, the Group had commitments of RMB27,770,000 in respect of outstanding capital contributions to SCIP. The principal activity of Secco is the production of ethylene and other petrochemical products. The interest in Secco is not equity accounted for as it is in the initial stage of constructing the production facilities and has not commenced operation. At 30 June 2002, the Group had commitments of RMB1,272,558,000 in respect of outstanding capital contributions to Secco.

The Group's other interests in joint ventures include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group's operations. The Group's share of results attributable to these interests during the period ended 30 June 2002 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

(d) Interests in non-consolidated subsidiaries represent the Company's interest in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated. These interests are accounted for under cost method.

(e) The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 30 June 2002 are as follows:

10. Long-term equity investments *(continued)*

Company	Registered capital '000	Percentage of equity held by the Company %	Percentage of equity held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB 650,000	100	-	Investment management
SPC Marketing Development Corporation	RMB 25,000	100	-	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB 25,000	70	-	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB 25,500	-	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB 40,000	-	60	Trading in petrochemical products
Shanghai Jinyang Acrylic Fibre Plant	RMB 177,797	100	-	Production of acrylic fibre products
Zhejiang Jinzhe Petrochemical Associated Company Limited	RMB 40,000	-	58.43	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$ 3,460	-	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$ 4,750	-	50.38	Production of polypropylene products
Shanghai Golden-Phillips Petrochemical Company Limited	US$ 50,000	-	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB 250,000	75	-	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB 220,000	100	-	Investment management
Shanghai Petrochemical Jianghai Textiled Yarn Plant	RMB 3,000	-	100	Production of textiled yarn fibre products

None of these subsidiaries has issued any debt securities.

10. Long-term equity investments *(continued)*

(f) Provision for impairment losses are analysed as follows:

	The Group	
	2002	2001
	RMB'000	RMB'000
Balance at 1 January	**4,768**	7,863
Provision for the period	-	1,960
Written back for the period	-	(5,055)
Balance at 30 June / 31 December	**4,768**	4,768

At 30 June 2002, the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

(g) Major investment changes

At 30 June 2002, details of principal equity investment changes of the Group are as follows:

Name of investee	Investment terms	Percentage of equity interest held by the Group	Balance at 1 January 2002 RMB'000	Addition for the period RMB'000	Share of profits/ (losses) accounted for under the equity method RMB'000	Dividends received RMB'000	Balance at 30 June 2002 RMB'000
Shanghai Chemical Industry Park Development Company Limited (i)	30 years	38%	560,000	20,000	-	-	580,000
Shanghai Secco Petrochemical Company Limited (i)	50 years	20%	66,214	157,618	-	-	223,832
Shanghai Jinpu Plastics Packaging Material Company Limited	30 years	50%	78,000	-	11,000	(6,000)	83,000
Shanghai Golden Conti Petrochemical Company Limited	30 years	48%	71,000	-	(5,000)	-	66,000
Hangzhou Real Estate Company	30 years	92%	64,000	62,700	-	-	126,700

10. Long-term equity investments *(continued)*

No provision for impairment losses or equity investment difference was made for the long-term equity investments as set out above.

The above non-consolidated subsidiaries, which the Group has over 50% equity interest are not consolidated as their assets and results of operation have no significant effect on the Group.

(i) These companies are still under construction and have not commenced operation. Accordingly the Group did not account for the interest of these companies for the period ended 30 June 2002.

11. Fixed assets

(a) The Group

	Land and buildings RMB'000	Plant, machinery, equipment and others RMB'000	Total RMB'000
Cost or valuation:			
As at 1 January 2002	5,541,572	18,822,883	24,364,455
Additions	42,205	82,866	125,071
Transferred from construction in progress (Note 13)	1,913	3,610,827	3,612,740
Disposals	(32,047)	(139,654)	(171,701)
As at 30 June 2002	5,553,643	22,376,922	27,930,565
Representing:			
Cost	3,867,765	15,848,660	19,716,425
Valuation - in 1993	1,685,878	6,528,262	8,214,140
	5,553,643	22,376,922	27,930,565
Accumulated depreciation:			
As at 1 January 2002	2,332,830	9,339,262	11,672,092
Charge for the period	88,947	645,578	734,525
Written back on disposal	(5,678)	(112,334)	(118,012)
As at 30 June 2002	2,416,099	9,872,506	12,288,605
Net book value:			
As at 30 June 2002	3,137,544	12,504,416	15,641,960
As at 31 December 2001(audited)	3,208,742	9,483,621	12,692,363

11. Fixed assets *(continued)*

(b) The Company

	Land and buildings RMB'000	Plant, machinery, equipment and others RMB'000	Total RMB'000
Cost or valuation:			
As at 1 January 2002	4,675,177	16,691,916	21,367,093
Additions	249	48,423	48,672
Transferred from construction in progress (Note 13)	1,863	3,607,611	3,609,474
Disposals	(31,936)	(129,808)	(161,744)
As at 30 June 2002	4,645,353	20,218,142	24,863,495
Representing:			
Cost	2,959,475	13,689,880	16,649,355
Valuation - in 1993	1,685,878	6,528,262	8,214,140
	4,645,353	20,218,142	24,863,495
Accumulated depreciation:			
As at 1 January 2002	2,155,764	8,491,461	10,647,225
Charge for the period	71,689	554,244	625,933
Written back on disposal	(5,580)	(104,190)	(109,770)
As at 30 June 2002	2,221,873	8,941,515	11,163,388
Net book value:			
As at 30 June 2002	2,423,480	11,276,627	13,700,107
As at 31 December 2001 (audited)	2,519,413	8,200,455	10,719,868

All of the Group's buildings are located in the PRC (including Hong Kong).

12. Construction materials

	The Group and the Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Equipment and accessories	**31,744**	36,106

13. Construction in progress

	The Group		The Company	
	2002 RMB'000	2001 RMB'000 (audited)	**2002 RMB'000**	2001 RMB'000 (audited)
Balance at 1 January	**4,276,591**	2,107,357	**4,238,739**	2,092,598
Additions	**1,803,366**	4,246,189	**1,694,400**	4,207,888
of which:				
Capitalised interest costs	**80,462**	115,088	**78,116**	114,420
	6,079,957	6,353,546	**5,933,139**	6,300,486
Transferred to fixed assets(Note 11)	**(3,612,740)**	(2,076,955)	**(3,609,474)**	(2,061,747)
Balance at 30 June/31 December	**2,467,217**	4,276,591	**2,323,665**	4,238,739

Construction in progress comprises costs incurred on property, plant and machinery not yet commissioned at 30 June 2002.

At 30 June 2002, the Group's principal construction in progress is as follows:

Project name	Budgeted amount RMB'000	Balance at 1 January 2002 RMB'000	Additions for the period RMB'000	Balance at 30 June 2002 RMB'000	Percentage of completion	Source of funding	Interest capitalised for the period ended 30 June 2002 RMB'000
Thermal power plant Phase 2 expansion	810,060	551,945	126,801	678,746	84%	Bank loans & self-financing	17,229
High sulphur-content crude oil processing unit	1,080,880	10,027	480,047	490,074	45%	Bank loans & self-financing	3,880

13. Construction in progress *(continued)*

Interest capitalised for the period ended 30 June 2002 is as follows:

	The Group RMB'000	The Company RMB'000
Balance at 1 January 2002	128,349	127,681
Additions	80,462	78,116
Transferred to fixed assets	(159,370)	(158,702)
Balance at 30 June 2002	49,441	47,095
Interest rate	5.31%-6.03%	5.31%-6.03%

14. Taxation

(a) Taxation in the income statement represents:

	Six-month periods ended 30 June			
	The Group		The Company	
	2002 RMB'000	2001 RMB'000	**2002 RMB'000**	2001 RMB'000
Provision for PRC income tax for the period	**46,798**	26,166	**31,590**	21,378
Tax refund	**(141)**	-	**(141)**	-
	46,657	26,166	**31,449**	21,378

The charge for PRC income tax is calculated at the rate of 15% (2001: 15%) on the estimated assessable profit of the period determined in accordance with relevant income tax rules and regulations. The Group did not carry on business in overseas and Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

Pursuant to the document " Cai Shui Zi(1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB141,000 (period ended 30 June 2001: RMB Nil) during the period relating to the purchase of equipment produced in the PRC for technological improvements.

14. Taxation *(continued)*

(b) Taxes payable in the balance sheets represents:

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Income tax	**28,309**	(39,423)	**18,219**	(39,704)
VAT	**36,809**	74,565	**27,176**	74,630
Consumption tax	**32,479**	33,846	**32,479**	33,846
Business tax	**1,750**	2,602	**104**	372
Other taxes	**5,963**	18,189	**4,340**	17,175
	105,310	89,779	**82,318**	86,319

(c) Deferred taxation

	The Group and the Company	
	2002 RMB'000	2001 RMB'000 (audited)
At 1 January	**8,796**	13,479
Reversal of deferred taxation arising from provision for inventories and bad debts	**-**	(4,683)
At 30 June / 31 December	**8,796**	8,796

Deferred tax asset primarily represents provisions arising from debtors and inventories

There is no significant deferred tax liability not provided for in the financial report.

15. Short-term loans

The Group's and Company's short-term loans represent:

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Short-term bank loans	**3,140,419**	3,029,500	**2,994,919**	2,643,000
Short-term loans with related parties (Note 28(g))	**400,000**	-	**400,000**	-
	3,540,419	3,029,500	**3,394,919**	2,643,000

The above loans are unsecured loans without guarantee and payable in full when due. The weighted average interest rate of short-term loans of the Group was 4.21% (2001: 5.85%) at 30 June 2002.

16. Trade creditors, bills payable, receipts in advance and other payables

There are no material trade creditors, receipts in advance and other payables aged over 3 years.

Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

Except for the balances disclosed in Note 28(e),there is no amount due to shareholders who held more than 5% shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

Ageing analysis of trade creditors is as follows:

	The Group			
	At 30 June 2002		At 31 December 2001 (audited)	
	Amount RMB'000	**Proportion %**	Amount RMB'000	Proportion %
Within 3 months	**583,393**	**71.38**	657,512	86.43
Between 3 and 6 months	**198,001**	**24.23**	73,754	9.70
Over 6 months	**35,866**	**4.39**	29,437	3.87
	817,260	**100.00**	760,703	100.00

16. **Trade creditors, bills payable, receipts in advance and other payables** *(continued)*

Ageing analysis of trade creditors is as follows *(continued)*:

	The Company			
	At 30 June 2002		At 31 December 2001 (audited)	
	Amount RMB'000	**Proportion %**	Amount RMB'000	Proportion %
Within 3 months	**477,871**	**70.24**	524,442	88.24
Between 3 and 6 months	**197,086**	**28.97**	65,676	11.05
Over 6 months	**5,348**	**0.79**	4,233	0.71
	680,305	**100.00**	594,351	100.00

17. **Accured expenses**

At 30 June 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses and other operational production expenses.

18. **Long-term loans**

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
After 5 years	**26,318**	33,503	**26,318**	33,503
Between 3 and 5 years	**1,664,384**	1,389,954	**1,632,484**	1,382,554
Between 2 and 3 years	**1,947,231**	1,302,002	**1,765,244**	975,664
Between 1 and 2 years	**659,070**	738,288	**284,247**	359,256
	4,297,003	3,463,747	**3,708,293**	2,750,977
Within 1 year:				
Current portion of long-term loans	**1,078,920**	1,076,541	**683,261**	731,502
	5,375,923	4,540,288	**4,391,554**	3,482.479

18. Long-term loans *(continued)*

Long-term loans are analysed as follows:

Repayment terms and last payment date	Interest type	Interest rate at 30 June 2002	Original currency '000	Exchange rate at 30 June 2002	The Group At 30 June 2002 RMB'000	The Group At 31 December 2001 RMB'000 (audited)	The Company At 30 June 2002 RMB'000	The Company At 31 December 2001 RMB'000 (audited)
Arranged by Central Treasury of the Company:								
U.S. Dollar denominated:								
Payable semi-annually through 2002	Fixed	6.20%	-	8.2771	-	49,660	-	49,660
Payable semi-annually through 2003	Floating	LIBOR+0.6%	8,732	8.2771	72,276	108,407	72,276	108,407
Payable semi-annually through 2004 (Note(a))	Fixed	7.10%	5,438	8.2771	45,010	54,009	45,010	54,009
Payable semi-annually through 2008 (Note(a))	Fixed	1.50%	10,800	8.2771	89,393	96,836	89,393	96,836
Payable semi-annually through 2015 (Note(a))	Floating	LIBOR+0.5%	2,191	8.2771	18,135	18,054	18,135	18,054
Due in 2004	Floating	LIBOR+0.5%	-	8.2771	-	41,383	-	41,383
Renminbi denominated:								
Due in 2002	Floating	6.03%			195,000	395,000	195,000	395,000
Due in 2003	Floating	5.94%			288,840	288,840	288,840	288,840
Due in 2004	Floating	5.49%-5.94%			1,150,000	900,000	1,150,000	900,000
Due in 2005	Floating	5.05%-6.03%			1,190,000	350,000	1,190,000	350,000
Due in 2006	Floating	5.58%-6.03%			1,000,000	1,000,000	1,000,000	1,000,000
Due in 2007	Floating	5.73%			250,000	-	250,000	-
Other loans due in 2003		Interest free			15,000	15,000	15,000	15,000
Arranged by individual plants of the Company:								
Renminbi denominated:								
Due in 2002	Floating	5.85%-6.03%			77,900	165,290	77,900	165,290

18. Long-term loans *(continued)*

Repayment terms and last payment date	Interest type	Interest rate at 30 June 2002	Original currency '000	Exchange rate at 30 June 2002	The Group At 30 June 2002 RMB'000	The Group At 31 December 2001 RMB'000 (audited)	The Company At 30 June 2002 RMB'000	The Company At 31 December 2001 RMB'000 (audited)
Arranged by subsidiaries of the Company								
U.S. Dollar denominated:								
Payable semi-annually through 2002	Floating	LIBOR+0.5%	-	8.2771	-	13,794	-	-
Payable semi-annually through 2004	Floating	2.45%	16,846	8.2771	**139,445**	160,506	-	-
Payable annually through 2004	-	Interest free	2,919	8.2771	**24,155**	24,155	-	-
Japanese Yen denominated:								
Payable semi-annually through 2004	Fixed	5.6%-5.65%	1,130,598	0.0689	**77,904**	87,489	-	-
Renminbi denominated:								
Payable semi-annually through 2003	-	Interest free			**44,510**	59,110	-	-
Payable semi-annually through 2004	Floating	6.21%			**102,200**	136,300	-	-
Payable semi-annually from 2003 through 2004	Floating	7.13%			**45,000**	45,000	-	-
Payable annually through 2004(Note(a))	-	Interest free			**377,055**	381,855	-	-
Payable annually through 2005(Note(a))	-	Interest free			**29,600**	29,600	-	-
Due in 2002	Floating	4.95%			**15,000**	15,000	-	-
Due in 2003(Note(a))	Floating	6.24%-7.13%			**65,000**	65,000	-	-
Due in 2004(Note(a))	Floating	6.24%			**40,000**	40,000	-	-
Due in 2007(Note(a))	Floating	5.58%			**24,500**	-	-	-
Total long-term bank loans outstanding					**5,375,923**	4,540,288	**4,391,554**	3,482,479
Less: Amounts due within one year					**(1,078,920)**	(1,076,541)	**(683,261)**	(731,502)
Amounts due after one year					**4,297,003**	3,463,747	**3,708,293**	2,750,977

Note: (a) Guaranteed by China Petrochemical Corporation

Except for loans indicated as guaranteed, all loans are unsecured loans without guarantee.

19. Other long-term liabilities

Deferred income

	The Group	
	2002 RMB'000	2001 RMB'000 (audited)
Cost:		
As at 1 January and at 30 June / 31 December	115,177	115,177
Accumulated amortisation:		
As at 1 January	46,072	34,554
Amortisation for period / year	5,759	11,518
As at 30 June / 31 December	51,831	46,072
Net book value:		
At 30 June / 31 December	63,346	69,105

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB115,177,000 and was recorded as deferred income in the consolidated financial report.

20. Share capital

	The Group and the Company	
	At 30 June 2002	At 31 December 2001
	RMB'000	RMB'000
		(audited)
Registered capital:		
4,870,000,000 A shares of RMB 1 each	**4,870,000**	4,870,000
2,330,000,000 H shares of RMB 1 each	**2,330,000**	2,330,000
	7,200,000	7,200,000
Issued and paid up capital		
Shares not in trade:		
4,150,000,000 A shares of RMB 1 each		
of which:		
Domestic legal persons owned shares	**4,150,000**	4,150,000
Total shares not in trade	**4,150,000**	4,150,000
Shares in trade:		
720,000,000 A shares of RMB 1 each		
2,330,000,000 H shares of RMB 1 each		
of which:		
RMB ordinary A shares listed in the PRC	**720,000**	720,000
Foreign investment H shares listed overseas	**2,330,000**	2,330,000
Total shares in trade	**3,050,000**	3,050,000
Total share capital	**7,200,000**	7,200,000

All the A and H shares rank pari passu in all respects.

21. Capital reserves

	The Group and the Company	
	2002	2001
	RMB'000	RMB'000
		(audited)
Balance at 30 June / 31 December	**2,856,278**	2,856,278

Balance of capital reserves at 30 June 2002 and 31 December 2001 is represented by:

		The Group and the Company	
		At 30 June	At 31 December
	Note	**2002**	2001
		RMB'000	RMB'000
			(audited)
Share premium		**2,420,841**	2,420,841
Safety fund	(a)	**4,180**	4,180
Valuation surplus	(b)	**44,887**	44,887
Government grants	(c)	**386,370**	386,370
		2,856,278	2,856,278

(a) The safety fund represents gifts or grants received from China Petrochemical Corporation for enhancement of production safety.

(b) Valuation surplus represents the excess of fair value over the carrying value of assets given up in part exchange for investments.

(c) Government grants represent grants received for the purchase of equipment used for technology improvements.

22. Surplus reserves

	Note	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	General surplus reserve RMB'000	Discretionary surplus reserve RMB'000	Total RMB'000
		The Group and the Company				
Balance at 1 January 2001		824,051	741,962	82,089	1,280,514	2,928,616
Transferred from the income statement	(a)	7,160	7,160	-	-	14,320
Balance at 1 January and 30 June 2002		831,211	749,122	82,089	1,280,514	2,942,936

(a) Appropriation of profit was made in accordance with the relevant rules and regulations of the Company Law and the Articles of Association of the Company.

23. Income from principal operations

The Group's principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

The five largest customers for the period ended 30 June 2002 are shown below:

Name of entity	Amount RMB'000	Proportion
Sinopec Huadong Sales Company	2,870,815	30.1%
China International United Petroleum & Chemicals Co.,Ltd	206,949	2.2%
China Petroleum & Chemical Corporation Shanghai Gaoqiao Branch	141,592	1.5%
Shanghai GuoJia Plastics & Chemical Company Limited	49,440	0.5%
Shanghai Jiaside Industrial Company Limited	41,210	0.4%

24. Business taxes and surcharges

	Six-month periods ended 30 June			
	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Consumption tax	**207,680**	218,733	**207,680**	218,664
City construction tax	**49,291**	46,550	**38,649**	37,008
Education surcharge	**18,147**	16,327	**16,564**	15,861
	275,118	281,610	**262,893**	271,533

25. Financial expenses

	Six-month periods ended 30 June			
	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Interest income	**(11,466)**	(22,188)	**(7,480)**	(17,735)
Interest expenses	**183,567**	158,931	**158,835**	125,503
Exchange gain	**(4,596)**	(10,618)	**(3,642)**	-
Exchange loss	**7,673**	3,120	**420**	3,064
Others	**2,665**	1,663	**1,965**	1,097
	177,843	130,908	**150,098**	111,929

26. Investment income / (losses)

	Six-month periods ended 30 June			
	The Group		The Company	
	2002 RMB'000	2001 RMB'000	2002 RMB'000	2001 RMB'000
Cost method	**24,024**	13,647	**11,368**	2,283
Share of profits of subsidiaries	**-**	-	**59,445**	40,968
Share of losses of associates	**(498)**	(18,744)	**(10,255)**	(18,744)
Amortisation of equity investment differences	**(5,072)**	(5,072)	**(5,072)**	(5,072)
	18,454	(10,169)	**55,486**	19,435

27. Non-operating expenses

	Six-month periods ended 30 June			
	The Group		The Company	
	2002 RMB'000	2001 RMB'000	2002 RMB'000	2001 RMB'000
Loss on disposal of fixed assets	**44,364**	4,640	**42,912**	5,340
Service fee	**3,000**	7,000	**3,000**	7,000
Donations	**1,000**	750	**1,000**	750
Employee reduction expenses	**-**	77,302	**-**	77,302
Other expenses	**3,261**	8,712	**2,763**	7,703
	51,625	98,404	**49,675**	98,095

There was no employee reduction expenses incurred during the six-month ended 30 June 2002. In accordance with the Sinopec Group's employee reduction plan, the Company recorded employee reduction expenses of RMB77,302,000 during the six-month period ended 30 June 2001.

28. Related parties and related party transactions

(a) Company having the ability to exercise significant influence over the Group.

Name of company	:	China Petroleum & Chemical Corporation ("Sinopec Corp")
Registered address	:	No.6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing
Scope of operations	:	Oil and gas operations consisting of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations including the manufacturing and marketing of a wide range of chemicals for industrial uses.
Relationship with the Company	:	The immediate parent company
Economic nature	:	Joint stock limited company
Legal representative	:	Li Yizhong
Registered capital	:	RMB86.7billion

As at 30 June 2002, Sinopec Corp held 4 billion shares of the Company.

(b) Other related parties

China Petrochemical Corporation (the ultimate parent company)

Sinopec Finance Company Limited (subsidiary of the ultimate parent company)

Sinopec Zhenhai Refining and Chemical Company Limited (subsidiary of the immediate parent company)

Sinopec Huadong Sales Company Limited (subsidiary of the immediate parent company)

28. Related parties and related party transactions *(continued)*

(c) Most of the transactions undertaken by the Group during the reporting period have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the reporting period, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Purchases of crude oil	**4,978,349**	5,808,928

(d) Other transactions between the Group and the other related parties during the period were as follows:

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Sales	**3,233,273**	3,988,636
Purchases	**209,884**	-
Repairing charges	**117,456**	48,330
Insurance expenses	**35,935**	38,119
Net withdrawal from deposits with related parties	**137,431**	337,037
Interest income	**268**	4,045
Net loans obtained from related parties	**400,000**	-
Interest expense	**2,159**	-
Transportation fees	**4,039**	2,000
Construction and installation fees	**377,149**	351,912

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of the related party transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

28. **Related parties and related party transactions** *(continued)*

(e) The Group's balances with related parties are as follow:

	Immediate Parent Company		Other related parties	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Bills receivable	**11,269**	11,111	**-**	-
Trabe debtors	**47,347**	38,987	**104,897**	4,222
Advance payments	**-**	-	**19,732**	-
Bills payable	**186,118**	192,564	**424,127**	273,246
Trade creditors	**122,747**	38,936	**15,423**	462
Other payables	**70,954**	66,695	**6,360**	19,509

(f) Deposits with related parties

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Cash at bank	**66,744**	204,175	**59,956**	203,794

(g) Loans with related parties

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	**At 30 June 2002 RMB'000**	At 31 December 2001 RMB'000 (audited)
Short-term loan	**400,000**	-	**400,000**	-

29. Capital commitments

Capital commitments outstanding at 30 June 2002 and 31 December 2001 are as follows:

	The Group and the Company	
	At 30 June 2002 RMB'000	At 31December 2001 RMB'000
Property, plant and equipment		
Contracted but not provided for	3,260,750	4,631,866
Authorised by the Board but not contracted for	893,261	1,122,193
	4,154,011	5,754,059
Investment		
Contracted but not provided for	1,300,328	1,477,946
	5,454,339	7,232,005

30. Contingent liabilities

Contingent liabilities of the Group and the Company are as follows:

	The Group		The Company	
	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000 (audited)
Guarantees issued to banks in favour of:				
-subsidiaries	-	-	869,328	1,164,637
-associates	236,830	315,830	221,830	315,830
-joint ventures	63,491	119,766	53,720	88,530
	300,321	435,596	1,144,878	1,568,997

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Group's and the Company's respective interest in these entities.

31. Retirement schemes

As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document "Lao Bu Fa (1995) No.464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. During the six-month period ended 30 June 2002, the Company's contribution to this plan amounted to RMB11,564,000 (period ended 30 June 2001: RMB12,970,000).

32. Events after the balance sheet date

To the date of this report, the Group has no significant events after the balance sheet date that need to be disclosed.

33. Segment reporting

Income from principal operations

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Synthetic Fibres		
External sales	**1,648,124**	1,259,249
Intersegment sales	**5,609**	1,358
Sub-total	**1,653,733**	1,260,607
Resins and Plastics		
External sales	**2,696,553**	2,558,697
Intersegment sales	**11,519**	11,077
Sub-total	**2,708,072**	2,569,774
Intermediate Petrochemicals		
External sales	**1,334,629**	1,177,029
Intersegment sales	**2,462,505**	2,364,579
Sub-total	**3,797,134**	3,541,608
Petroleum Products		
External sales	**3,477,123**	4,393,875
Intersegment sales	**297,615**	281,095
Sub-total	**3,774,738**	4,674,970
All Others		
External sales	**366,594**	371,247
Intersegment sales	**1,485,347**	606,911
Sub-total	**1,851,941**	978,158
Eliminations of intersegment sales	**(4,262,595)**	(3,265,020)
Total	**9,523,023**	9,760,097

External Sales include sales to subsidiaries of Sinopec Corp.

33. Segment reporting *(continued)*

Cost of principal operations

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Synthetic Fibres	**1,544,330**	1,193,543
Resins and Plastics	**2,324,428**	2,172,446
Intermediate Petrochemicals	**1,062,801**	973,401
Petroleum Products	**2,980,643**	3,933,183
All Others	**150,941**	199,774
Total	**8,063,143**	8,472,347

Gross profit of principal operations

	Six-month periods ended 30 June	
	2002	2001
	RMB'000	RMB'000
Synthetic Fibres	**93,445**	59,136
Resins and Plastics	**356,507**	373,620
Intermediate Petrochemicals	**263,189**	195,307
Petroleum Products	**266,284**	216,273
All Others	**205,337**	161,804
Total	**1,184,762**	1,006,140

C. Differences between Financial Reports prepared under PRC Accounting Rules and Regulations and IFRS

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial reports prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights was reversed to shareholders' equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

C. Differences between Financial Reports prepared under PRC Accounting Rules and Regulations and IFRS *(continued)*

Effects on the Group's profit attributable to shareholders and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

	Note	Six-month periods ended 30 June 2002 RMB'000	2001 RMB'000
Profit attributable to shareholders under PRC Accounting Rules and Regulations		**203,369**	140,595
Adjustments:			
Capitalisation of borrowing costs	(i)	**4,415**	22,605
Amortisation of revaluation of land use rights	(iv)	**1,749**	
Effects of the above adjustments on taxation		**(924)**	(3,391)
Profit attributable to shareholders under IFRS		**208,609**	159,809

	Note	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000
Shareholders' equity under PRC Accounting Rules and Regulations		**13,775,864**	13,572,495
Adjustments:			
Capitalisation of borrowing costs	(i)	**56,703**	52,288
Valuation surplus	(ii)	**(44,887)**	(44,887)
Government grants	(iii)	**(386,370)**	(386,370)
Revaluation of land use rights	(iv)	**(141,606)**	(143,355)
Effects of the above adjustments on taxation		**12,736**	13,660
Shareholders' equity under IFRS		**13,272,440**	13,063,831

D. Supplementary Information for North American Shareholders

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America("U.S. GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' equity are set out below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial reports. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2001 and 2002, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses are included in current earnings. In the periods ended 30 June 2001 and 2002, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b) Capitalisation of property, plant and equipment

In the periods prior to those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of pre-production results and interest are necessary. Accordingly, the U.S. GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2001 and 2002 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

(c) Revaluation of property, plant and equipment *(continued)*

Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at historical cost base. The effect of this change resulted in a decrease of equity of RMB121,852,000 as of 1 January 2002. This change under IFRS eliminated the U.S. GAAP difference relating to the valuation of land use rights.

(d) Capitalised interest on investment in associates

Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e) Goodwill amortisation

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over its useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets"("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No.142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No.142 and annually thereafter. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Group performed an assessment of whether there is an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of the date of adoption. The Group's reporting units are generally consistent with the Group's operating segments identified in Note 2 of the interim financial report prepared under IFRS. Based on a comparison between the fair value and carrying amount of the reporting units that the goodwill was assigned to, no indication exists that the goodwill was impaired and accordingly no transitional impairment losses were recorded at the date of adoption. In addition, under U.S. GAAP, negative goodwill of RMB19,828,000 that existed at the date of adoption of SFAS No.142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

D. Supplementary Information for North American Shareholders *(continued)*

(e) Goodwill amortisation *(continued)*

In accordance with SFAS No.142's transitional disclosure requirements, a reconciliation of reported net income under U.S. GAAP to adjusted net income under U.S. GAAP is presented below.

	Six-month periods ended 30 June		
	2002	**2002**	2001
	US$'000	**RMB'000**	RMB'000
Reported net income under U.S. GAAP	**39,659**	**328,260**	241,516
Add: Goodwill amortisation	-	-	6,724
Less: Amortisation of negative goodwill	-	-	(1,652)
Adjusted net income under U.S. GAAP	**39,659**	**328,260**	246,588
Adjusted basic earnings per share under U.S. GAAP	**US$0.006**	**RMB0.046**	RMB0.034
Adjusted basic earnings per ADS under U.S.GAAP	**US$0.551**	**RMB4.559**	RMB3.425
Adjusted net income before cumulative effect of change in accounting principle under U.S. GAAP	**37,263**	**308,432**	246,588

(f) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB328,260,000 (period ended 30 June 2001: RMB241,516,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2001: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

D. Supplementary Information for North American Shareholders *(continued)*

(g) United States dollar equivalents

For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 =RMB8.2771 being the average of the buying and selling rates quoted by the People's Bank of China on 28 June 2002. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on profit attributable to shareholders of significant differences between IFRS and U.S.GAAP is as follows:

		Six-month periods ended 30 June		
		2002	2002	2001
	Note	US$'000	RMB'000	RMB'000
Profit attributable to shareholders under IFRS		**25,203**	**208,609**	159,809
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	**2,238**	**18,527**	18,527
Capitalisation of property, plant and equipment	(b)	**1,311**	**10,852**	10,852
Depreciation charge on revalued property, plant and equipment	(c)	**7,853**	**64,997**	66,746
Capitalised interest on investment in associates	(d)	**2,065**	**17,096**	-
Goodwill amortisation	(e)	**613**	**5,072**	-
Cumulative effect of adopting SFAS No. 142	(e)	**2,396**	**19,828**	-
Tax effect of the above adjustments		**(2,020)**	**(16,721)**	(14,418)
Profit attributable to shareholders under U.S. GAAP		**39,659**	**328,260**	241,516
Basic earnings per share under U.S. GAAP	(f)	**US$0.006**	**RMB0.046**	RMB0.034
Basic earnings per ADS under U.S. GAAP	(f)	**US$0.551**	**RMB4.559**	RMB3.354

D. Supplementary Information for North American Shareholders *(continued)*

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

		At 30 June		At 31 December
		2002	2002	2001
	Note	US$'000	RMB'000	RMB'000
Shareholders'equity under IFRS, as previously reported				13,185,683
Adjustment to land use rights	(c)			(121,852)
Shareholders' equity under IFRS, as reclassified		**1,603,513**	**13,272,440**	13,063,831
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	**(7,013)**	**(58,054)**	(76,581)
Capitalisation of property, plant and equipment	(b)	**(6,556)**	**(54,261)**	(65,113)
Revaluation of property, plant and equipment	(c)	**(46,938)**	**(388,509)**	(453,506)
Capitalised interest on investment in associates	(d)	**5,003**	**41,414**	24,318
Goodwill	(e)	**3,008**	**24,900**	-
Tax effect of the above adjustments		**8,326**	**68,912**	85,633
Shareholders' equity under U.S. GAAP		**1,559,343**	**12,906,842**	12,578,582

The tax effect of the above adjustments as at 31 December 2001 and 30 June 2002 and for the periods ended 30 June 2001 and 2002 is based on the 15% tax rate applicable to the Company through 2001 and the first half of 2002.

CORPORATE INFORMATION

1. Name of the Company (in Chinese): 中國石化上海石油化工股份有限公司
   Short Name (in Chinese): 上海石化
   Name of the Company (in English): Sinopec Shanghai Petrochemical Company Limited
   Short Name (In English): SPC

2. Stock Exchange Listings, Stock Name and Stock Code

Types of Shares	Place of Listing	Stock Abbreviation	Stock Code
A Shares	Shanghai	上海石化	600688
H Shares	Hong Kong	上海石化	338
ADR	New York	SHI	

3. Registered Office: 48 Jinyi Road, Jinshan District, Shanghai, the People's Republic of China
   General Office: 48 Jinyi Road, Jinshan District, Shanghai, the People's Republic of China
   Postal Code: 200540
   Company Website: http://www.spc.com.cn
   Email Address: spc@spc.com.cn

4. Authorised Representative: Lu Yiping

5. Company Secretary: Zhang Jingming
   Telephone: (8621) 5794 3143
   Fax: (8621) 5794 0050
   Email Address: zhangjm@spc.com.cn
   Securities representative to the board of directors: Tang Weizhong
   Telephone: (8621) 5794 3143
   Fax: (8621) 5794 0050
   E-mail: tom@spc.com.cn

6. Newspapers for announcements:
   Shanghai Securities Journal, Chinese Securities Journal, South China Morning Post and Hong Kong Commercial Daily. (In case of any discrepancy between the Chinese and the English versions, the Chinese version should prevail.)
   Website for the Company's Annual Report: http://www.sse.com.cn
   Place for Access to the Company's
   Annual Report: Secretary Office to the Board of Directors